Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

September 2011

AEGON N.V.

AEGONplein 50

2591 TV THE HAGUE

The Netherlands

AEGON’s press release, dated September 29, 2011, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: September 29, 2011	By	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and General Counsel

AEGON to Restructure Business in the Netherlands

AEGON today announces plans to make its business in The Netherlands more agile and better positioned to respond to changing conditions and opportunities in the Dutch market. As a result of these plans, approximately 300 positions will be made redundant.

The restructuring of AEGON’s Dutch business is an acceleration of previously announced strategic plans. “The world around us is changing rapidly,” said Marco Keim, a member of the Management Board and CEO of AEGON The Netherlands. “To effectively respond to these developments, AEGON in the Netherlands must simplify its operations and become a more efficient organization, better able to capture the opportunities arising from changes in the market. Unfortunately, this means that we will need to downsize our workforce.”

The reorganization will inevitably entail forced redundancies. Employees affected will be supported by AEGON according to agreements with the relevant trade unions in the Netherlands.

The costs of the reorganization will total approximately EUR 60 million and are expected to be accounted for before the end of this year. The reorganization program and other initiatives will result in reducing the cost base for AEGON The Netherlands by EUR 100 million, compared to the cost base for 2010. Most of the cost savings are expected to be achieved in 2012.

As required by Dutch law, the restructuring plans have been submitted to the Central Works’ Council for its formal advice, which is expected before the end of the year.

About AEGON

As an international life insurance, pension and asset management company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ approximately 26,500 people and have some 40 million customers across the globe.

Contact information

Media relations:

Greg Tucker

+31(0)70 344 8956

gcc-ir@aegon.com

Investor relations:

Willem van den Berg

+31 (0)70 344 8305

877 548 9668 – toll free USA only

ir@aegon.com

www.aegon.com

Key figures - EUR	Q2 2011	Full year 2010
Underlying earnings before tax	401 million	1.8 billion
New life sales	431 million	2.1 billion
Gross deposits	6.7 billion	33 billion
Revenue-generating investments (end of period)	391 billion	413 billion

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•

Lowering of one or more of our debt ratings issued by recognized rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital we are required to maintain;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.